K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

November 2, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	Cue Biopharma, Inc.
Registration Statement on Form S-1
Filed September 21, 2017
File No. 333-220550

Dear Ms. Paik:

On behalf of Cue Biopharma, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on October 20, 2017 with respect to the Company’s registration statement on Form S-1 (File No. 333-220550) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR an amendment to the Registration Statement (the “Registration Statement Amendment”) responding to certain the Staff’s comments as noted below. The bold type below is the Staff’s comments and the regular type constitutes the Company’s responses thereto.

1.	We note that you have structured your offering to include a minimum and maximum dollar amount of common stock that you plan to sell. Please note you are required to register the number of securities you plan to offer. Revise the cover page to quantify the number of securities constituting the minimum and maximum. Please also make corresponding changes throughout the prospectus as appropriate. For guidance, please refer to Regulation S-K Item 501(b)(2) and Securities Act Rules Compliance & Disclosure Interpretations Question 227.02.

Revised disclosure responding to this comment has been added on the cover page and page 11 of the Registration Statement Amendment.

2.	We note your disclosure on the prospectus cover page that you intend to apply to list your common stock on the Nasdaq Capital Market and that you expect the listing to occur upon consummation of the offering. However, we note your risk factor on page 35 that there is no assurance that your listing application will be approved. Please tell us whether you have applied for listing and whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving Nasdaq approval of your listing application, that, please clarify the listing of the common stock on the Nasdaq Capital Market is not a condition to the offering.

Revised disclosure responding to this comment has been added on the cover page and pages 12, 32 and 94 of the Registration Statement Amendment.

U.S. Securities and Exchange Commission

November 2, 2017

3.	You indicate on the cover page and on page 41 that you are a smaller reporting company. However, based on your security ownership table on page 96, your minimum offering price and the minimum offering amount, it appears your public float will be above the $75 million following the offering. Please tell us how you determined that you are a smaller reporting company. Refer to the definition of “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Revised disclosure responding to this comment has been added on the cover page and page 39 of the Registration Statement Amendment.

4.	Please expand your disclosure in the last paragraph of the cover page to provide a brief statement regarding the role and responsibilities of the qualified independent underwriter. Expand your reference to MDB and "its associated persons," to clarify that this includes officers and directors of the company. Additionally, tell us whether Schiff Hardin LLP represents MDB, Feltl or both. If Schiff Hardin represents both, please tell us how you have determined that this does not present a conflict of interest or impacted Feltl's ability to qualify as a qualified independent underwriter.

Revised disclosure responding to the portion of this comment relating to the role and responsibilities of the qualified independent underwriter has been added on the cover page of the Registration Statement Amendment. With respect to the remainder of this comment, the Company understands from the Staff that the references to Schiff Hardin LLP in this comment were inadvertent and that the Staff intended to reference LKP Global Law, LLP instead. In this connection, the Company advises the Staff that LKP Global Law represents only MDB in connection with the offering.

5.	Please provide your basis for the table on page 4 depicting a comparison of Cue Biologics with other immunotherapy technologies and explain how you are able to conclude that your technologies are superior given the early stage of development.

Revised disclosure responding to this comment has been added on page 3 of the Registration Statement Amendment.

6.	Please disclose the significance of "rIL-2" in the first row of the first chart on page 5.

Additional disclosure responding to this comment has been added on page 5 of the Registration Statement Amendment.

U.S. Securities and Exchange Commission

November 2, 2017

7.	We refer to your statement on page 5 that you intend to move the lead candidate into the clinic by the end of 2018. If you are currently conducting additional preclinical studies or if additional preclinical studies will be required in order to submit an Investigational Drug Application, please provide a description of the studies being conducted and/or any planned preclinical studies.

Additional disclosure responding to this comment has been added on page 5 of the Registration Statement Amendment.

8.	Given the early stage of development, your belief that CUE-101 offers significant advantages over current therapies and has the potential to provide a more effective and safer alternative in treating HPV-driven cancers seems premature. Please provide the basis for your belief or delete the statement from your registration statement.

The language mentioning “significant advantages” has been deleted from pages 4 and 50 of the Registration Statement Amendment.

9.	Please revise your statement that you plan to leverage your platform's modular capabilities to "rapidly and efficiently" develop drug candidates to more clearly explain how the drug development process will differ using your platform and how rapidly you expect to be able to develop a drug. Your response should clarify the basis for the statement that you will be able to develop drugs rapidly. Additionally, explain how your development process differs from that of other immunotherapy drug development companies and why you believe these differences present a competitive advantage. Your responses should clarify the basis for your beliefs given the early stage of your development and that you have not yet conducted any clinical trials.

Revised disclosure responding to this comment has been added on pages 8 and 54 of the Registration Statement Amendment.

10.	Please revise the first bullet point of this section to include disclosure that your independent registered public accounting firm has raised substantial doubt about your ability to continue as a going concern, as discussed on page 17.

Revised disclosure responding to this comment has been added on page 9 of the Registration Statement Amendment.

11.	We refer to the eighth bullet point in this section regarding your intellectual property rights. Please expand this risk factor to disclose that your technology is not covered by any issued patents.

Additional disclosure responding to this comment has been added on page 10 of the Registration Statement Amendment.

12.	Please revise the tenth bullet point to specify, if accurate, that the net proceeds for the offering will only be sufficient to allow you to initiate a Phase I trial for your lead product candidate.

Revised disclosure responding to this comment has been added on page 10 of the Registration Statement Amendment.

U.S. Securities and Exchange Commission

November 2, 2017

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

14.	Please expand this risk factor to disclose that MDB will be issued warrants to purchase shares of common stock in an amount up to 10% of the shares of common stock sold in the public offering and the increase in concentration of ownership that may result from the exercise of such warrants. In addition, please disclose that four of the seven members of the board of directors are also employees of MDB and how this may impact new investors' ability to influence significant corporate decisions.

Additional disclosure responding to this comment has been added on pages 35 and 36 of the Registration Statement Amendment.

15.	We refer to the last bullet of this risk factor. Please present risks related to the exclusive forum provision in your charter in a separately captioned risk factor, including a discussion that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Additional disclosure responding to this comment has been added on page 38 of the Registration Statement Amendment.

16.	Your statement that there is no assurance you will sell any shares or receive any proceeds is inconsistent with the stated minimum offering amount. Please remove the statement or revise it to clarify that the statement refers to a situation in which any offering proceeds would be returned to subscribers.

Revised disclosure responding to this comment has been added on page 40 of the Registration Statement Amendment.

17.	Please expand your discussion of the license agreement with Einstein to disclose the following information:

•	the amounts paid to date;

•	aggregate potential milestone payments; and

•	the “number of years” in the royalty term.

Revised disclosure responding to this comment has been added on pages 55 and 56 of the Registration Statement Amendment.

U.S. Securities and Exchange Commission

November 2, 2017

18.	We refer to your disclosure regarding the March 2017 and July 2017 agreements with Catalent. Please file such agreements as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully submits that the March 2017 and July 2017 agreements with Catalent (together, the “Services Agreements”) are not required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. Item 601(b)(10) states in relevant part that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant . . . it will be deemed to have been made in the ordinary course of business and need not be filed unless it [is] a contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or … license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company’s primary business consists of the development of immunotherapeutic drugs to treat cancers and autoimmune disorders. As is typical among small research-based companies in the biopharmaceutical industry, the Company is focused on the development of novel drug candidates and does not have the capability to produce such drugs in quantities necessary to submit applications to regulatory agencies and conduct clinical studies. Thus, to conduct certain pre-clinical and clinical testing activities, the Company, and similarly situated biopharmaceutical drug developers, must contract with a third party contract research organization that provides clinical development services (a “CRO”). Therefore, the Services Agreements are contracts that ordinarily accompany the kind of business conducted by the Company and are only required to be filed as exhibits to the Registration Statement if the Company’s business substantially depends on the Services Agreements to a material extent. There exist many other CROs with which the Company can partner in lieu of its current arrangement with Catalent and the Company may terminate the Services Agreements upon 90 days’ notice without penalty. Furthermore, the Company does not expect to move its lead candidate into the clinic until 2018, and any anticipated revenues associated with the activities to be performed under the Services Agreements are even further distant. Accordingly, the Company is in no way “substantially dependent” upon the Service Agreements.

The Company acknowledges that, in accordance with Section 102 of the Staff’s Compliance & Disclosure Interpretations regarding Form 8-K, if either or both of the Services Agreements becomes material in a future period it will file such Services Agreement(s) as an exhibit(s) to the periodic report relating to the relevant reporting period.

19.	Please provide executive compensation disclosure for Cameron Gray, who appears to have served as the principal executive officer prior to Daniel R. Passeri in the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K.

The Company respectfully submits that no compensation was awarded to Cameron Gray in his capacity as principal executive officer in 2015 or 2016. Therefore, pursuant to Item 402(a)(5) of Regulation S-K, he is omitted from the table on page 83 of the Registration Statement Amendment.

U.S. Securities and Exchange Commission

November 2, 2017

20.	We note your disclosure on page 103 that you have "agreed to issue to the underwriters and designees a warrant to purchase shares" of your common stock. Please revise your disclosure here and elsewhere in the prospectus as appropriate to clarify, if true, that only MDB will be receiving warrants to purchase up to 10% of the shares of common stock sold in the offering.

Revised disclosure responding to this comment has been added on page 100 of the Registration Statement Amendment.

21.	We note your statement that the underwriters are under no obligation to purchase shares in the offering for their own account. Please revise the disclosure to clarify that they cannot purchase shares in order to guarantee that the minimum of the offering is met.

Revised disclosure responding to this comment has been added on page 98 of the Registration Statement Amendment.

22.	We note your disclosure on page 105 that MDB may consent to an early release from the lock-up periods if in its opinion the market would not be adversely impacted by sales and in cases of a financial emergency of an officer, director or other stockholder. Please disclose whether MDB needs the consent of any other party in order to obtain a release from the lock-up agreement.

Revised disclosure responding to this comment has been added on page 100 of the Registration Statement Amendment.

23.	You disclose that you charge patent expenses to research and development expenses. Please revise your financial statements to charge these expenses to general and administrative expenses consistent with the guidance in ASC 730-10-55-2i. Otherwise tell us how these expenses meet the definition of either research or development in ASC 730-10-20.

Revised disclosure responding to this comment has been added on pages 14, 67, 68, 73, 74, 75, F-4, F-8, F-9, F-19, F-27, F-31, F-33 and F-45 of the Registration Statement Amendment.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch
Mark Busch

cc:	Daniel Passeri, Chief Executive Officer
Gary Schuman, Chief Financial Officer